UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025
Commission File Number: 001-33129

ALLOT LTD.
 (Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

EXPLANATORY NOTE

On November 4, 2025, Allot Ltd. (the “Company”) published a notice (the “Notice”) that it will hold an Annual General Meeting of Shareholders (the “Annual Meeting”) on December 10, 2025, with a record date of October 29, 2025 (the “Record Date”). On November 10, 2025, the Company published an amended Notice (the “Amended Notice”) that the Annual Meeting will be held on December 15, 2025. The Company will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders of record after the Record Date for the Annual Meeting. The Amended Notice is furnished as Exhibit 99.1 herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Ltd.

By:	/s/ Rael Kolevsohn
Rael Kolevsohn
VP Legal Affairs & General Counsel

November 10, 2025

EXHIBIT INDEX

Exhibit Number	Description

99.1	Amended Notice of Annual General Meeting of Shareholders of Allot Ltd. to be held on December 15, 2025.